Exhibit 99.2
Unaudited Pro Forma Condensed Combined Financial Information

Maverick Natural Resources, LLC and Subsidiaries (“Maverick”) Business Combination

On March 14, 2025, Diversified Energy Company, PLC (the “Company”) acquired Maverick in a stock-and-cash transaction (the “Maverick Transaction”), after which Maverick became a wholly-owned subsidiary of the Company. When evaluating the transaction, the Company concluded that it did not have significant asset concentration and as a result it had acquired a distinct set of inputs, processes, and outputs, leading to the conclusion that the transaction was a business combination under International Financial Reporting Standards 3 (“IFRS 3”). The Company funded the transaction through a combination of the issuance of 21,194,213 new U.S. dollar-denominated ordinary shares to Maverick unitholders and paid cash consideration of approximately $197 million. Transaction costs incurred with the Maverick Transaction were approximately $15 million.

Oaktree Capital Management, L.P. (“Oaktree”) Working Interest Asset Acquisition

On June 6, 2024, the Company acquired Oaktree Capital Management, LP’s 100% membership interest in OCM Denali Holdings, LLC and its subsidiaries (“Oaktree” and such transaction, the “Oaktree Transaction”), whose assets predominantly included non-operated working interests in producing wells and related facilities (the “Assets”) that are operated by the Company. The Company assessed the Assets and determined that the Oaktree Transaction was considered an asset acquisition rather than a business combination. When making this determination, management evaluated the Oaktree Transaction under IFRS 3 and concluded that the acquired assets did not meet the definition of a business. The Company paid purchase consideration of $221 million, inclusive of transaction costs of $1 million and customary purchase price adjustments. As part of the Oaktree Transaction, the Company assumed Oaktree’s debt of $133 million. The Company funded the purchase through a combination of existing and expanded liquidity and issued approximately $83 million in notes payable to Oaktree.

Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined statement of financial position as of December 31, 2024 was prepared as if the Maverick Transaction had occurred on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 was prepared as if the Maverick and Oaktree Transactions had occurred on January 1, 2024. The following unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of the Company, Maverick, and Oaktree.

The unaudited pro forma condensed combined financial statements and underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by the Company’s management; accordingly, actual results could differ materially from the pro forma information. Significant estimates and assumptions include, but are not limited to, the preliminary purchase price allocation, based on estimates of, and assumptions related to, the fair value of the assets acquired and liabilities assumed that were applied as if the Maverick Transaction occurred on December 31, 2024. Management believes that the assumptions used to prepare the unaudited pro forma condensed combined financial statements and accompanying notes provide a reasonable and supportable basis for presenting the significant estimated effects of the transactions. The following unaudited pro forma condensed combined statements of operations do not purport to represent what the Company’s results of operations would have been if the Maverick and Oaktree Transactions had occurred on January 1, 2024. The unaudited pro forma condensed combined statement of financial position does not purport to represent what the Company’s financial position would have been if the Maverick Transaction had occurred on December 31, 2024. The unaudited pro forma condensed combined financial statements should be read together with the following:

•
the Company’s audited historical consolidated financial statements and accompanying notes included in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 17, 2025;

•	Maverick’s audited historical consolidated financial statements and accompanying notes thereto filed as Exhibit 99.1 to this report on Form 6-K of which this Exhibit 99.2 is a part; and

•
Oaktree’s unaudited historical statement of revenues and direct operating expenses and accompanying notes thereto, filed as Exhibit 99.1 to the report on Form 6-K furnished to the SEC on August 20, 2024.

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of SEC Regulation S-X, using assumptions set forth in the notes herein. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements.

Diversified Energy Company PLC Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2024 (Unaudited)

(In thousands)	DEC Historical (Note 1)	Maverick As Adjusted (Note 2)	Maverick Transaction Adjustments (Note 4)		Pro Forma Combined
ASSETS
Non-current assets:
Natural gas and oil properties, net	$2,905,702	$1,383,966	$(115,115)	(a)	$4,174,553
Property, plant and equipment, net	449,540	72,516	—		522,056
Intangible assets	15,180	5,884	(5,884)	(a)	15,180
Restricted cash	34,843	—	—		34,843
Derivative financial instruments	28,439	3,717	—		32,156
Deferred tax asset	259,287	—	—		259,287
Other non-current assets	6,270	43,822	—		50,092
Total non-current assets	3,699,261	1,509,905	(120,999)		5,088,167
Current assets:
Trade receivables, net	234,421	133,362	—		367,783
Cash and cash equivalents	5,990	49,362	210,751	(a)	43,084
			(210,751)	(a)
			(12,268)	(b)
Restricted cash	11,426	35,249	—		46,675
Derivative financial instruments	33,759	17,724	—		51,483
Other current assets	18,668	54,015	(39,356)	(c)	33,327
Total current assets	304,264	289,712	(51,624)		542,352
Total assets	4,003,525	1,799,617	(172,623)		5,630,519
EQUITY AND LIABILITIES
Current liabilities:
Shareholders' equity:
Share capital	$13,762	$—	$5,490	(a)	$19,252
Share premium	1,262,711	—	247,781	(a)	1,510,492
Treasury reserve	(119,006)	—	—		(119,006)
Share-based payment and other reserves	20,170	—	—		20,170
Retained earnings (accumulated deficit)	(724,960)	567,191	(567,191)	(a)	(739,623)
			(14,663)	(d)
Equity attributable to owners of the parent	452,677	567,191	(328,583)		691,285
Non-controlling interest	11,879	—	—		11,879
Total equity	464,556	567,191	(328,583)		703,164
Non-current liabilities:
Asset retirement obligations	642,142	215,594	(42,199)	(a)	815,537
Leases	30,824	24,294	—		55,118
Borrowings	1,483,779	592,368	(10,421)	(a)	2,264,209
			210,751	(a)
			(12,268)	(b)
Deferred tax liability	8,011	—	—		8,011
Derivative financial instruments	608,869	11,504	—		620,373
Other non-current liabilities	5,384	28,008	—		33,392
Total non-current liabilities	2,779,009	871,768	145,863		3,796,640
Current liabilities:
Trade and other payables	35,013	225,337	—		260,350
Taxes payable	33,498	—	—		33,498
Leases	13,776	—	—		13,776
Borrowings	209,463	110,201	(2,810)	(a)	316,854
Derivative financial instruments	163,676	5,218	—		168,894
Other current liabilities	304,534	19,902	(1,756)	(a)	337,343
			14,663	(d)
Total current liabilities	759,960	360,658	10,097		1,130,715
Total liabilities	3,538,969	1,232,426	155,960		4,927,355
Total equity and liabilities	$4,003,525	1,799,617	$(172,623)		$5,630,519

 See accompanying notes to unaudited pro forma condensed combined financial information.

Diversified Energy Company PLC Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2024 (Unaudited)

(In thousands, except share and per unit data)	DEC Historical (Note 1)	Oaktree Historical (Note 1)	Maverick As Adjusted (Note 2)	Oaktree Transaction Adjustments (Note 3)		Maverick Transaction Adjustments (Note 4)		Pro Forma Combined
Revenue	$794,841	$35,398	$841,619	$20,891	(a)	$—		$1,692,749
Operating expense	(428,902)	(19,344)	(457,013)	(8,562)	(a)	—		(913,821)
Depreciation, depletion and amortization	(256,484)	—	(156,691)	(14,877)	(b)	57,434	(a)	(370,618)
Gross profit	109,455	16,054	227,915	(2,548)		57,434		408,310
General and administrative expense	(129,119)	—	(76,229)	—		(14,663)	(b)	(220,011)
Allowance for expected credit losses	(101)	—	—	—		—		(101)
Gain (loss) on natural gas and oil property and equipment	25,678	—	25,622	—		—		51,300
Gain (loss) on sale of equity interest	(7,375)	—	—	—		—		(7,375)
Unrealized gain (loss) on investment	(4,013)	—	—	—		—		(4,013)
Gain (loss) on derivative financial instruments	(37,551)	—	(54,333)	—		—		(91,884)
Impairment of proved properties	—	—	(120,405)	—		—		(120,405)
Operating profit (loss)	(43,026)	16,054	2,570	(2,548)		42,771		15,821
Finance costs	(137,643)	—	(81,702)	(10,684)	(c)	(20,302)	(c)	(250,331)
Accretion of asset retirement obligation	(30,868)	—	(13,407)	(754)	(d)	2,017	(d)	(43,012)
Loss on early retirement of debt	(14,753)	—	—	—		—		(14,753)
Other income (expense)	2,338	—	15,928	—		—		18,266
Income (loss) before taxation	(223,952)	16,054	(76,611)	(13,986)		24,486		(274,009)
Income tax benefit (expense)	136,951	—	(791)	(497)	(e)	5,877	(e)	141,540
Net income (loss)	(87,001)	16,054	(77,402)	(14,483)		30,363		(132,469)
Other comprehensive income (loss)	(1,822)	—	—	—		—		(1,822)
Total comprehensive income (loss)	$(88,823)	$16,054	(77,402)	$(14,483)		$30,363		$(134,291)
Net income (loss) attributable to owners of the parent
Diversified Energy Company PLC	$(88,272)	$16,054	$(77,402)	$(14,483)		$30,363		$(133,740)
Non-controlling interest	1,271	—	—	—		—		1,271
Net income (loss)	$(87,001)	$16,054	$(77,402)	$(14,483)		$30,363		$(132,469)

Earnings (loss) per share attributable to owners of the parent
Earnings (loss) per share - basic	$(1.84)	$—	$—	$—		$—		$(1.93)	(f)
Earnings (loss) per share - diluted	$(1.84)	$—	$—	$—		$—		$(1.93)	(f)

Weighted average shares outstanding - basic	48,031,916	—	—	—		—		69,226,129	(f)
Weighted average shares outstanding - diluted	48,031,916	—	—	—		—		69,226,129	(f)

 See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared based on the historical consolidated financial statements of the Company for the year ended December 31, 2024, the historical Maverick consolidated financial statements for the year ended December 31, 2024, the historical Oaktree statement of revenues and direct operating expenses for the three months ended March 31, 2024, and the historical financial activity of Oaktree from April 1, 2024 through June 6, 2024, the closing date of the Oaktree Transaction. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 was prepared assuming the Maverick and Oaktree Transactions occurred on January 1, 2024. The unaudited pro forma condensed combined statement of financial position as of December 31, 2024 was prepared as if the Maverick Transaction had occurred on December 31, 2024. The Oaktree Transaction closed on June 6, 2024. Therefore, the Oaktree Transaction is already included in the Company's condensed consolidated statement of financial position as of December 31, 2024.

The unaudited pro forma condensed combined financial information reflects pro forma adjustments that are described in the accompanying notes and are based on currently available information and certain assumptions that the Company believes are reasonable, however, actual results may differ materially. In the Company’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma condensed combined financial information does not purport to represent what the Company’s results of operations would have been if the Maverick and Oaktree Transactions had actually occurred on the date indicated above, nor is it indicative of the Company’s future results of operations. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and related notes of the Company, as applicable, for the periods presented.

Note 2 - Reclassification Adjustments

Certain reclassifications have been made in the historical presentation of Maverick’s financial statements to conform to the Company’s historical presentation.

Statement of Financial Position as of December 31, 2024
(In thousands)
Maverick Caption	Diversified Caption	Maverick Historical	Reclassification Adjustments		Maverick As Adjusted
	ASSETS
	Non-current assets:
Oil and natural gas properties	Natural gas and oil properties, net	$2,435,174	$(1,051,208)	(1)	$1,383,966
Other property, plant and equipment		120,646	(120,646)	(2)	—
Accumulated depletion, depreciation, and impairment		(1,093,454)	1,093,454	(1)	—
	Property, plant and equipment, net	—	72,516	(1)(2)	72,516
	Intangible assets	—	5,884	(2)	5,884
	Restricted cash	—	—		—
Derivative instruments	Derivative financial instruments	3,717	—		3,717
Operating lease right-of-use assets		11,219	(11,219)	(3)	—
	Deferred tax asset	—	—		—
Other long-term assets	Other non-current assets	32,603	11,219	(3)	43,822
	Total non-current assets	1,509,905	—		1,509,905
	Current assets:
Accounts receivable, net	Trade receivables, net	133,362	—		133,362
Cash	Cash and cash equivalents	49,362	—		49,362
Restricted cash - current	Restricted cash	35,249	—		35,249
Derivative instruments	Derivative financial instruments	17,724	—		17,724
Inventory		7,618	(7,618)	(4)	—
Marketable securities		39,356	(39,356)	(4)	—
Prepaid expenses and other current assets	Other current assets	7,041	46,974	(4)	54,015
	Total current assets	289,712	—		289,712
	Total assets	1,799,617	—		1,799,617
	EQUITY AND LIABILITIES
	Shareholders' equity:
	Share capital	—	—		—
	Share premium	—	—		—
	Treasury reserve	—	—		—
	Share-based payment and other reserves	—	—		—
Members' equity	Retained earnings (accumulated deficit)	567,191	—		567,191
	Equity attributable to owners of the parent	567,191	—		567,191
	Non-controlling interest	—	—		—
	Total equity	567,191	—		567,191
	Non-current liabilities:
Asset retirement obligation	Asset retirement obligations	215,594	—		215,594
Operating lease obligations - noncurrent	Leases	24,294	—		24,294
Long-term debt	Borrowings	592,368	—		592,368
	Deferred tax liability	—	—		—
Derivative instruments	Derivative financial instruments	11,504	—		11,504
Other long-term liabilities	Other non-current liabilities	28,008	—		28,008
	Total non-current liabilities	871,768	—		871,768
	Current liabilities:
Accounts payable	Trade and other payables	97,472	127,865	(5)	225,337
Accrued expenses		127,865	(127,865)	(5)
Current portion of long-term debt	Borrowings	110,201	—		110,201
Derivative instruments	Derivative financial instruments	5,218	—		5,218
Current portion of asset retirement obligations		17,746	(17,746)	(6)	—
Operating lease obligation - current		2,156	(2,156)	(6)	—
	Other current liabilities	—	19,902	(6)	19,902
	Total current liabilities	360,658	—		360,658
	Total liabilities	1,232,426	—		1,232,426
	Total equity and liabilities	$1,799,617	$—		$1,799,617

(1)
Represents the reclassification of balances contained in “Accumulated depletion, depreciation, and impairment” on Maverick’s historical balance sheet to “Natural gas and oil properties, net” and “Property, plant and equipment, net” to conform to the Company’s balance sheet presentation.

(2)
Represents the reclassification of balances contained in “Other property, plant and equipment” on Maverick’s historical balance sheet to “Property, plant and equipment, net” and “Intangible assets” to conform to the Company’s balance sheet presentation.

(3)
Represents the reclassification of balances contained in “Operating lease right-of-use assets” on Maverick’s historical balance sheet to “Other non-current assets” to conform to the Company’s balance sheet presentation.

(4)
Represents the reclassification of balances contained in “Inventory” and “Marketable Securities” on Maverick’s historical balance sheet to “Other current assets” to conform to the Company’s balance sheet presentation.

(5)
Represents the reclassification of balances contained in “Accounts payable” and “Accrued expenses” on Maverick’s historical balance sheet to “Trade and other payables” to conform to the Company’s balance sheet presentation.

(6)
Represents the reclassification of balances contained in “Current portion of asset retirement obligations” and “Operating lease obligation - current” on Maverick’s historical balance sheet to “Other current liabilities” to conform to the Company’s balance sheet presentation.

Statement of Operations for the Twelve Months Ended December 31, 2024
(In thousands)
Maverick Caption	Diversified Caption	Maverick Historical	Reclassification Adjustments		Maverick As Adjusted
Oil revenues		$551,432	$(551,432)	(1)	$—
Natural gas revenues		113,794	(113,794)	(1)	—
NGL revenues		102,653	(102,653)	(1)	—
Other revenues, net		73,740	(73,740)	(1)	—
	Revenue	—	841,619	(1)	841,619
Operating costs	Operating expense	457,013	—	(4)	(457,013)
Depletion, depreciation and amortization	Depreciation, depletion and amortization	170,098	(13,407)	(2)(4)	(156,691)
	Gross profit	214,508	(13,407)		227,915
General and administrative expenses	General and administrative expense	67,108	9,121	(3)(4)	(76,229)
Restructuring costs		9,121	(9,121)	(3)	—
	Allowance for expected credit losses	—	—		—
(Gain) loss on sale of assets	Gain (loss) on natural gas and oil property and equipment	(25,622)	—	(5)	25,622
	Gain (loss) on sale of equity interest	—	—		—
	Unrealized gain (loss) on investment	—	—		—
Gain (loss) on commodity derivative instruments	Gain (loss) on derivative financial instruments	(54,333)	—		(54,333)
Impairment of oil and natural gas properties	Impairment of proved properties	120,405	—	(4)	(120,405)
	Operating profit (loss)	(10,837)	(13,407)		2,570
Interest expense	Finance costs	81,702	—	(4)	(81,702)
	Accretion of asset retirement obligation	—	13,407	(2)(4)	(13,407)
	Loss on early retirement of debt	—	—		—
Other income, net	Other income (expense)	(15,928)	—	(5)	15,928
	Income (loss) before taxation	(76,611)	—		(76,611)
Income tax expense (benefit)	Income tax benefit (expense)	791	—	(4)	(791)
	Net income (loss)	(77,402)	—		(77,402)
	Other comprehensive income (loss)	—	—		—
	Total comprehensive income (loss)	$(77,402)	$—		$(77,402)

(1)
Represents the reclassification of amounts contained in “Oil revenues,” “Natural gas revenues,” NGL revenues,” and “Other revenues, net” on Maverick’s historical income statement to “Revenue” to conform to the Company’s income statement presentation.

(2)
Represents the reclassification of amounts contained in “Depletion, depreciation and amortization” on Maverick’s historical income statement to “Accretion of asset retirement obligation” to conform to the Company’s income statement presentation.

(3)
Represents the reclassification of amounts contained in “General and administrative expenses” and “Restructuring costs” on Maverick’s historical income statement to “General and administrative expense” to conform to the Company’s income statement presentation.

(4)	Represents the presentation on Maverick’s historical income statement as a negative value to conform to the Company’s income statement presentation.

(5)	Represents the presentation on Maverick’s historical income statement as a positive value to conform to the Company’s income statement presentation.

Note 3 - Pro Forma Adjustments - Oaktree Transaction

The unaudited pro forma condensed combined financial information reflects the adjustments listed below for the Oaktree Transaction. These adjustments are expected to have a continuing impact on the combined Company, unless stated otherwise.

(a)	Adjustments are for the period April 1, 2024 through June 6, 2024, the date the Oaktree Transaction closed.

(b)	Depletion expense associated with the acquired producing properties.

(c)
Interest expense for the Company’s related $172 million borrowing on its Credit Facility and ABS Warehouse Facility using current interest rates, the issuance of an $83 million note payable to Oaktree and the assumption of Oaktree’s $133 million proportionate share of the ABS VI debt.

(d)	Accretion of asset retirement obligation associated with Oaktree’s proportionate working interest in the asset retirement obligations.

(e)	Adjustment to the income tax provision reflects the historical and adjusted income (loss) before taxation multiplied by an approximate 24% effective tax rate for the period presented.

Note 4 - Preliminary Purchase Price & Pro Forma Adjustments - Maverick Transaction

Statement of Financial Position

The unaudited pro forma condensed combined statement of financial position as of December 31, 2024 reflects the following adjustments for the Maverick Transaction:

(a)
As the accounting acquirer, Diversified will account for the Maverick Transaction as a business combination in accordance with IFRS 3. Diversified’s allocation of the preliminary purchase price with respect to the Maverick Transaction is based on preliminary estimates of, and assumptions related to, the fair value of the assets acquired and liabilities assumed as of December 31, 2024, using currently available information. Because the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on the financial position and results of operations of the combined company may be materially different from the pro forma amounts included herein. The Maverick Transaction closed on March 14, 2025, and Diversified expects to finalize the purchase price allocation as soon as reasonably practicable, which will not extend beyond the one-year measurement period provided under IFRS 3.

The tables below represent the value of the total consideration and its allocation to the net assets acquired:

(In thousands, except share and per unit data)	Diversified Shares Issued(1)	Price per Share(2)	Purchase Price Consideration
Diversified shares issued to legacy Maverick unit holders	21,194,213	$11.95	$253,271
PLUS: Cash consideration to legacy Maverick unitholders through draw on expanded credit facility			196,567
PLUS: Cash consideration to settle legacy Maverick unit-based awards			14,184
Preliminary purchase price consideration			$464,022

(1)	The Diversified shares issued consists of the number of shares of Diversified common stock issued to legacy Maverick unitholders on the close date of the Maverick Transaction.

(2)	The per share price reflects the closing price per share of Diversified common stock as of March 14, 2025.

(In thousands)	Preliminary Purchase Price Allocation
Assets acquired
Non-current assets
Natural gas and oil properties, net	$1,268,851
Property, plant and equipment, net	72,516
Intangible assets	—
Derivative financial instruments	3,717
Other non-current assets	43,822
Current assets
Trade receivables, net	133,362
Cash and cash equivalents	49,362
Restricted cash	35,249
Derivative financial instruments	17,724
Other current assets	14,659
Total assets acquired	$1,639,262
Liabilities assumed
Non-current liabilities
Asset retirement obligations(1)	$(173,395)
Leases	(24,294)
Borrowings	(581,947)
Derivative financial instruments	(11,504)
Other non-current liabilities	(28,008)
Current liabilities
Trade and other payables	(225,337)
Borrowings	(107,391)
Derivative financial instruments	(5,218)
Other current liabilities(1)	(18,146)
Total liabilities assumed	$(1,175,240)
Net assets acquired	$464,022
Preliminary purchase price consideration	$464,022

(1)
Maverick prepares its financial statements in accordance with U.S. GAAP, while the Company prepares its financial statements in accordance with IFRS. Accordingly, the Company has adjusted Maverick’s current and non-current asset retirement obligation to conform to IFRS. No other material adjustments were necessary to conform to Diversified’s IFRS presentation.

(b)
Represents the adjustment of $12 million for financing costs incurred by Diversified related to the amendment entered into by Diversified on the closing date of the Maverick Transaction to increase the borrowing base and commitment amounts on its existing revolving credit facility.

(c)
Represents the adjustment of $39 million to remove Maverick’s marketable securities balance, which is entirely comprised of shares of Diversified’s stock received as consideration in an asset sale between Maverick and Diversified that was completed in August 2024. These shares are retained by the legacy unitholders of Maverick.

(d)	Represents the accrual of $15 million of transaction costs incurred by Diversified upon closing the Maverick Transaction.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 reflects the adjustments listed below. These adjustments are expected to have a continuing impact on the combined Company, unless stated otherwise.

(a)
Represents the incremental depreciation, depletion and amortization expense related to the assets acquired in the Maverick Transaction, which is based on the preliminary purchase price allocation. Depletion was calculated using the unit-of-production method under the successful efforts method of accounting. The depletion expense was adjusted for the revision to the depletion rate reflecting the acquisition costs and the reserves volumes attributable to the acquired oil and gas properties. The pro forma depletion rate attributable to the Maverick Transaction was $4.49 per barrel of oil equivalent.

(b)
Represents the accrual of $15 million of transaction costs incurred by Diversified upon closing the Maverick Transaction. These costs are nonrecurring and will not affect Diversified’s statement of operations beyond 12 months after the closing of the Maverick Transaction.

(c)
Represents the net increase to interest expense resulting from the (i) incremental interest expense for borrowings on Diversified’s expanded credit facility to finance the closing of the Maverick Transaction and (ii) incremental interest expense for the amortization of financing costs related to the amendment entered into by Diversified on the closing date of the Maverick Transaction to increase the borrowing base capacity and commitment amounts on Diversified’s revolving credit facility as follows:

Year Ended
(In thousands)	December 31, 2024
Incremental interest expense for borrowings on Diversified's expanded revolving credit facility	$(17,235)
Incremental interest expense for amortization of expected financing costs	(3,067)
Net transaction accounting adjustments to interest expense	$(20,302)

(d)
Represents a decrease in accretion expense attributable to asset retirement obligations of $2 million for the year ended December 31, 2024 due to a downward adjustment in the asset retirement obligation based on its fair value under IFRS.

(e)
Represents the income tax impact of the pro forma adjustments from the Maverick Transaction at the estimated blended federal and state statutory rate of approximately 24% for the year ended December 31, 2024. Because the tax rates used for these unaudited pro forma condensed combined financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the Maverick Transaction.

(f)
The table below represents the calculation of the weighted average shares outstanding and earnings per share included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024. As the Maverick Transaction is being reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 as if it had occurred on January 1, 2024, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable related to the Maverick Transaction have been outstanding for the entire year.

Year Ended
(In thousands, except share and per unit data)	December 31, 2024
Net loss, pro forma combined	$(133,740)
Diversified weighted average shares outstanding - basic	48,031,916
Diversified shares issued in exchange for legacy Maverick shares as part of consideration transferred	21,194,213
Pro forma weighted average shares outstanding - basic	69,226,129
Dilutive impact of potential shares	—
Pro forma weighted average shares outstanding - diluted	69,226,129

Earnings attributable to Diversified per share, basic	$(1.93)
Earnings attributable to Diversified per share, diluted	$(1.93)

Potentially dilutive shares(1)	640,568

(1)	Outstanding share-based payment awards excluded from the diluted EPS calculation because their effect would have been anti-dilutive.

Note 5 - Supplemental Oil & Gas Reserve Information

Estimated Quantities of Proved Oil and Natural Gas Reserves

The following tables present information regarding net proved oil and natural gas reserves attributable to the Company's interests in proved properties as of December 31, 2024, along with a summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2024. The information set forth in the tables regarding historical reserves of the Company is based on proved reserves reports prepared in accordance with Securities and Exchange Commission’s (“SEC”) rules. The Company’s petroleum engineers prepared the proved reserves reports as of December 31, 2024.

In addition, the following tables also set forth information as of December 31, 2024 about the estimated net proved oil and natural gas reserves attributable to the Maverick Transaction, and the pro forma estimated net proved oil and natural gas reserves as if the Maverick Transaction had occurred on January 1, 2024. The reserve estimates attributable to the Maverick Transaction at December 31, 2024 and the summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2024 presented in the table below were prepared in accordance with the authoritative guidance of the SEC on oil and natural gas reserve estimation and disclosures.

Reserve estimates are inherently imprecise and are generally based upon extrapolation of historical production trends, analogy to similar properties and volumetric calculations. Accordingly, reserve estimates are expected to change, and such changes could be material and occur in the near term as future information becomes available.

	Natural Gas (MMcf)
	DEC Historical	Maverick Transaction Adjustments	Pro Forma Combined
Total proved reserves, beginning of period	3,200,044	753,600	3,953,644
Revisions of previous estimates	(212,056)	(54,878)	(266,934)
Extensions, discoveries and other additions	897	93,641	94,538
Production	(244,298)	(59,982)	(304,280)
Purchase of reserves in place	151,210	—	151,210
Sales of reserves in place	(178)	(97,408)	(97,586)
Total proved reserves, end of period	2,895,619	634,973	3,530,592
Proved developed reserves
Beginning of period	3,184,499	611,472	3,795,971
End of period	2,895,619	492,381	3,388,000
Proved undeveloped reserves:
Beginning of period	15,545	142,128	157,673
End of period	—	142,592	142,592

	NGLs (MBbls)
	DEC Historical	Maverick Transaction Adjustments	Pro Forma Combined
Total proved reserves, beginning of period	95,701	67,198	162,899
Revisions of previous estimates	11,305	(4,929)	6,376
Extensions, discoveries and other additions	32	1,840	1,872
Production	(5,980)	(4,988)	(10,968)
Purchase of reserves in place	2,413	—	2,413
Sales of reserves in place	—	(5,212)	(5,212)
Total proved reserves, end of period	103,471	53,909	157,380
Proved developed reserves
Beginning of period	94,391	58,240	152,631
End of period	103,471	48,161	151,632
Proved undeveloped reserves:
Beginning of period	1,310	8,958	10,268
End of period	—	5,748	5,748

	Oil (MBbls)
	DEC Historical	Maverick Transaction Adjustments	Pro Forma Combined
Total proved reserves, beginning of period	12,616	93,957	106,573
Revisions of previous estimates	6,215	(2,460)	3,755
Extensions, discoveries and other additions	33	19,590	19,623
Production	(1,568)	(7,474)	(9,042)
Purchase of reserves in place	1,228	—	1,228
Sales of reserves in place	—	(3,700)	(3,700)
Total proved reserves, end of period	18,524	99,913	118,437
Proved developed reserves
Beginning of period	12,380	75,237	87,617
End of period	18,524	66,175	84,699
Proved undeveloped reserves:
Beginning of period	236	18,720	18,956
End of period	—	33,738	33,738

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following table presents the standardized measure of discounted future net cash flows relating to the proved oil and natural gas reserves of the Company and the Maverick Transaction on a pro forma combined basis as of December 31, 2024 as if the Maverick Transaction had occurred on January 1, 2024. The standardized measure shown below represents estimates only and should not be construed as the current market value of the Company’s estimated oil and natural gas reserves or those acquired estimated oil and natural gas reserves attributable to the Maverick Transaction.

	December 31, 2024
(In thousands)	DEC Historical	Maverick Transaction Adjustments	Pro Forma Combined
Future cash inflows	$8,600,093	$9,529,738	$18,129,831
Future production costs	(4,497,171)	(4,017,032)	(8,514,203)
Future development costs	(2,655,256)	(1,817,586)	(4,472,842)
Future income tax expense	(303,892)	(681,965)	(985,857)
Future net cash flows	1,143,774	3,013,155	4,156,929
10% annual discount for estimated timing of cash flows	253,147	(1,363,039)	(1,109,892)
Standardized Measure	$1,396,921	$1,650,116	$3,047,037

 The following table sets forth the principal changes in the standardized measure of discounted future net cash flows applicable to estimated net proved oil and natural gas reserves of the Company and the Maverick Transaction on a pro forma combined basis as of December 31, 2024:

	December 31, 2024
(In thousands)	DEC Historical	Maverick Transaction Adjustments	Pro Forma Combined
Standardized Measure, beginning of year	$1,745,536	$2,010,348	$3,755,884
Sales and transfers of natural gas and oil produced, net of production costs	(374,104)	(419,087)	(793,191)
Net changes in prices and production costs	(804,229)	(105,735)	(909,964)
Extensions, discoveries, and other additions, net of future production and development costs	(77,393)	412,936	335,543
Acquisition of reserves in place	407,175	—	407,175
Divestiture of reserves in place	(27)	(125,307)	(125,334)
Revisions of previous quantity estimates	(344)	(46,429)	(46,773)
Net change in income taxes	199,303	(391,368)	(192,065)
Changes in estimated future development costs	—	89,275	89,275
Previously estimated development costs incurred during the year	12,676	32,125	44,801
Changes in production rates (timing) and other	56,610	(8,692)	47,918
Accretion of discount	231,718	202,050	433,768
Standardized Measure, end of year	$1,396,921	$1,650,116	$3,047,037